February 14, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Austin Pattan, Staff Attorney

Attn: Jeff Kauten, Staff Attorney

Dear Messrs. Pattan and Kauten:

NAAC Holdco, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 3, 2022, regarding the Company’s Draft Registration Statement on Form S-4 confidentially submitted to the Commission on January 7, 2022 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are confidentially filing the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Draft Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Draft Registration Statement.

Draft Registration Statement on Form S-4

Cover Page

1. We note that BICS will hold a majority interest in New Holdco regardless of the redemption scenario. As such, please disclose on the cover page, proxy statement/prospectus summary and risk factors sections that you will be a controlled company under the Nasdaq corporate governance standards following the merger.

Response:

The Company has revised the disclosure on the cover page, proxy statement/prospectus summary, and pages 67 and 68 of the Draft Registration Statement to address the Staff’s comment.

Interests of the Sponsor and NAAC Directors, page 5

2. Please quantify the aggregate dollar amount and describe the nature of what your Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which your Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xxii, 6, 7, 8, 12, 18, 57, 58, 59 and 60 with respect to the Sponsor. The Company respectfully advises that the Company’s directors and officers do not have any such material capital at risk.

3. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response:

The Company is not aware of any fiduciary or contractual obligations or other material interests in the transaction held by the Sponsor or the Company’s officers and directors, except as otherwise disclosed in the Draft Registration Statement, and as such, the Company believes no further disclosure is required.

Summary of the Proxy Statement/Prospectus PIPE Financing, page 5

4. Please disclose whether NAAC’s sponsor, directors, officers, or their affiliates will participate in the PIPE financing.

Response:

NAAC’s sponsor, directors, officers, or their affiliates will not be participating in the PIPE financing. The Company has revised the disclosure on pages 5 and 6 of the Draft Registration Statement to address the Staff’s comment.

Redemption Rights, page 7

5. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response:

The Company has revised the disclosure on pages 7 and 49 of the Draft Registration Statement to address the Staff’s comment.

Ownership of New Holdco After the Acquisition Closing, page 8

6. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including interim redemption levels.

Response:

The Company has revised the disclosure on pages 10 and 11 of the Draft Registration Statement to address the Staff’s comment.

7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:

The Company has revised the disclosure on pages 10 and 11 of the Draft Registration Statement to address the Staff’s comment.

TeleSign has material customer concentration..., page 23

8. Please identify the two customers that account for a material portion of TeleSign's revenues and disclose the material terms of your agreements with these customers including the term and any termination provisions.

Response:

In response to the Staff’s comment, the Company has included the names of the two customers currently accounting for a material portion of TeleSign’s revenue on page 25. In addition, the Company has included disclosure on the material terms of TeleSign’s agreements with these customers, including the term and termination provisions, on page 177 and 178 of the Draft Registration Statement.

Risk Factors

TeleSign has important strategic partnerships with BICS and Proximus, page 26

9. We note that you are party to several agreements with BICS and Proximus. Please disclose the material terms of these related party agreements including the term and termination provisions and file them as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure regarding related party transactions on pages 177 and 178 and 232-236, to include term and termination provisions of the material agreements with BICS and Proximus. In addition, the Company has included as exhibits to the Draft Registration Statement all agreements with the abovementioned related parties that are not immaterial in amount or significance, except for the Research and Development Collaboration Agreement and the VAR Agreement which the Company will file prior to effectiveness.

TeleSign tracks certain operational metrics..., page 31

10. Please provide examples of the limitations of your internal tools and systems for tracking your operational metrics.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 33 of the Draft Registration Statement.

NAAC's Initial Shareholders have agreed to vote . . ., page 47

11. We note that certain parties have agreed to vote in favor of the business combination. Please disclose any consideration provided in exchange for this agreement.

Response:

No consideration was provided. The Company has revised the disclosure in the proxy statement/prospectus summary and on page 49 of the Draft Registration Statement to address the Staff’s comment.

The Proposed Organizational Documents will provide . . . , page 61

12. Please revise to disclose the uncertainty surrounding the enforceability of the exclusive forum provisions with regard to federal securities law claims. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, please revise to address any risks and impact upon investors, such as increased costs to bring a claim.

Response:

The Company has revised the disclosure on page 64 of the Draft Registration Statement to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro forma Condensed Financial Information

Note 1 - Description of the Business Combination, page 72

13. Please disclose if the New Holdco Warrants include a down round provision. If so, disclose the nature and the financial statement impact of the triggering events. In this regard, we note your disclosure on pages 126 and 128 regarding a constructive distribution and related triggers elsewhere in your filing. As appropriate, please update Note 7 - Shareholder's Equity ("Warrants") on page F-36 of NAAC's financial statements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Draft Registration Statement to clarify that the exercise price of the warrants is subject to a down-round provision that is only effective prior to the closing of the Business Combination and is therefore not, on its own, considered to have an impact on the classification of the warrants on New Holdco’s Unaudited Pro Forma Condensed Combined Balance Sheet. In response to Staff’s comment, the Company has revised the disclosure on page 223 of the Draft Registration Statement and on page F-37 to disclose the anti-dilution adjustment terms of the warrants.

Note 5 - Income per Share, page 73

14. Please disclose the nature and form of participation of the participating securities in undistributed earnings, as presented under the two class method.

Response:

In response to the Staff’s comment, the Company confirms that there are no participating securities and therefore the Company will not be using the two-class method, and has revised the Draft Registration Statement accordingly. In addition, the Company informs the Staff that earnings per share will be disclosed in the amended Draft Registration Statement which will include proforma financial information for 2021.

15. Refer to the table on page 74. Please disclose the common stock equivalents and the related number of shares included in your calculation of "Pro forma weighted average shares outstanding – diluted."

Response:

The Company confirms that it will provide the omitted proforma financial information in a subsequent amendment to the Draft Registration Statement when such information is available.

The Business Combination

Related Agreements

The Stockholders Agreement, page 97

16. We note that the company and certain stockholders will be party to a Stockholders Agreement, which includes certain provisions regarding director appointments. Please revise this section to clarify if there is any arrangement or understanding between any director and any other person pursuant to which such director was or is to be selected as a director or nominee. Refer to Item 401(a) of Regulation S-K and Item 18(a)(7) of Form S-4.

The Company has revised the disclosure on page 100 of the Draft Registration Statement to address the Staff’s comment.

17. If a sponsor, a member of management or affiliates have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of the prior transactions. Please also disclose if the sponsor has other SPACs in the process of searching for a target company, whether the SPAC’s sponsors considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

The Company believes that the Draft Registration Statement reflects a balanced and materially complete account of the track record and professional experience of the members of management, the sponsor, and their respective affiliates. The Company hereby advises the Staff that the Sponsor is not presently involved with any other SPACs.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TeleSign, page 150

18. We note your disclosure that you support eight of the ten world’s largest digital enterprises. Please clarify whether these customers represent a material portion of your revenues.

In response to the Staff’s comment, the Company confirms that these enterprises represent a material portion of TeleSign’s revenues, and also notes that two of those enterprises are Microsoft and Amazon which are addressed elsewhere in the Draft Registration Statement.

Key Business Metrics, page 151

19. We note that you highlight your net revenue retention rate. Please tell us whether management uses revenue retention rate in assessing the performance of the business and what consideration you have given to including this metric in your key performance indicators.

Response:

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, given that the majority of our business is transactional in nature, management does not use revenue retention rate on a day-to-day basis. As such, we do not consider it as a key performance indicator. Given that revenue retention rate is a widely used performance metric within the broader software industry, we may envisage to give insights regarding this metric from time to time.

Management's Discussion of Financial Condition and Results of Operations

Key Business Metrics

Adjusted EBITDA, page 153

20. We note your yearly litigation costs which increased significantly during 2020. Please tell us why it is appropriate to adjust for these costs in your presentation of Adjusted EBITDA. Refer to Q&A 100.01 of the Division's C&DI on Non-GAAP Financial Measures.

Response:

The Company acknowledges Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated April 4, 2018, which states that certain adjustments, while not explicitly prohibited, could cause the presentation of the non-GAAP measure to be misleading. The Company respectfully advises the Staff that it has considered the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures and does not believe that the litigation cost disclosed is ordinary or will recur, as it primarily relates to a one-time expense resulting from a patent infringement litigation settlement with Twilio Inc., and there have been no similar expenses in TeleSign’s recent history.

21. Unless otherwise reported in Note 12 on page F-60, please disclose the related legal proceedings, if other than ordinary routine litigation incidental to your business, and cross reference elsewhere in your filing. Refer to ASC 450-20-50 and Item 103 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company confirms that the mentioned legal proceedings are fully disclosed in Note 12 under Litigation on page F-62.

Results of Operations for the Years Ended December 31, 2021 and 2020 Revenue, page 156

22. Please disclose the nature of the transactions and/or services that contributed to the increase in revenues for each of your communications and digital identify segments. So that it is transparent to investors, clarify whether these transactions were generated by new customers or additional services purchased by existing customers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 174 to disclose the nature of the transactions and services that contributed to TeleSign’s increased revenue for each segment. The Company also advises the Staff that similar disclosure will be provided for the Results of Operations for the Years Ended December 31, 2021 and 2020 when such numbers become available.

Information about TeleSign Market Opportunity, page 170

23. Please disclose the method by which you calculate your total addressable market and its estimated growth along with any underlying assumptions and limitations. Also, disclose the source for your statement that identity fraud led to consumer loss of $43 billion in 2020.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 174 and 175 to include the source for TeleSign’s calculations of its total addressable market and its estimated growth and a footnote with the source for the statement on identity fraud leading to consumer loss of $43 billion in 2020.

Executive Compensation

TeleSign's Executive Officer and Director Compensation, page 204

24. Please file the employment agreements with Messrs. Burton, Dhondt and Seyler as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation SK.

Response:

In response to the Staff’s comment, the Company has included the employment agreements with Messrs. Burton, Dhondt and Seyler, as exhibits to the Draft Registration Statement.

Beneficial Ownership of Securities, page 225

25. Please disclose the natural persons who exercise voting and dispositive powers with respect to the securities owned by entities such as RP Investment Advisors LP and Highbridge Capital Management.

Response:

The Company has revised the disclosure on the page 229 of the Draft Registration Statement to address the Staff’s comment.

Certain Relationships and Related Party Transactions

NAAC Founder Shares, page 226

26. Please disclose the exceptions to the lock-up agreements.

Response:

The Company has revised the disclosure on the page 232 of the Draft Registration Statement to address the Staff’s comment.

North Atlantic Acquisition Corp

Notes to Financial Statements - December 31, 2020

Note 7 - Shareholder's Equity, page F-36

27. As disclosed regarding Class B ordinary shares, in the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion. However, on page 226, you stated that the Initial Shareholders have waived such provision and any other adjustments or anti-dilution protections that arise in connection with the issuance of any equity of NAAC. Please reconcile the inconsistency in your disclosure and make clear as follows:

• the nature of adjustments or anti-dilution provisions, if other than standard, that have been waived;

• the financial statement impacts of such provisions and the waiver thereafter; and

• the conversion of NAAC Class B ordinary shares to NAAC Class A ordinary shares on a one-for-one basis following the waiver.

Response:

•	All adjustments and anti-dilution provisions have been waived, but only in connection with this acquisition. This is a standard waiver.
•	There is no anticipated impact on the financial statements in connection with the anti-dilution provisions or the waiver thereof.
•	The conversion of the NAAC Class B ordinary shares to NAAC Class A ordinary shares will take place on a one-to-one basis. The Company has revised the disclosure to clarify this.

Torino Holding Corporation

Notes to Consolidated Financial Statements As of and for the Years Ended December 31, 2020 and 2019

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-50

28. We note the Company fully constrains the variable portion of revenue due to the difficulty in estimating the variable pricing components. Please explain in greater detail why you are unable to estimate a minimum amount of variable consideration for your variable pricing arrangements other than the prompt payment discount. Additionally, please disclose:

• the percentage of revenue derived from fixed versus variable components; and

• the length of time it takes for variability to be resolved for other than the prompt payment discount.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-52 to address why the Company is unable to estimate a minimum amount of variable consideration. The Company has additionally disclosed the percentage of revenue derived from fixed versus variable components and the length of time for variability to be resolved.

Torino Holding Corporation

Notes to Consolidated Financial Statements As of and for the Years Ended December 31, 2020 and 2019

Note 16. Subsequent Events

Related Party Transactions, page F-63

29. In your updated financial statements, please make clear whether such rent concessions, including the extension of the lease term and the rent abatements, constitute a modification to your corporate office lease agreement. Refer to the FASB Staff Q&A (Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic) if applicable.

Response:

In response to the Staff’s comment, the Company would like to clarify that the references to the extension of the lease term and the rent abatements were inadvertently included in Note 16 and they do not correspond to either Subsequent Events or Related Party Transactions, but instead to a renewal of the headquarter office lease. Correspondingly, the Company has deleted such reference from Note 16 on page F-63.

30. Please disclose the transaction price for the 3-year agreement (“Proximus Framework Agreement”) under which Proximus will provide administrative services to the Company.

Response:

The Company has revised the disclosure on page F-63 of the Draft Registration Statement to address the Staff’s comment.

We thank the Staff for its review of the foregoing and Draft Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372.

Sincerely,

By:	/s/ Gary Quin
Name:	Gary Quin
Title:	Chief Executive Officer, North Atlantic Acquisition Corporation

Cc: Jeffrey.Cohen@Linklaters.com